SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Inari Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45332Y109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 45332Y109	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners X, L.P. (“USVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,239,744 shares; except that Presidio Management Group X, L.L.C. (“PMG X”), the general partner of USVP X, may be deemed to have sole power to vote such shares, and Casey M. Tansey (“Tansey”), the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Jonathan D. Root (“Root”), a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,239,744 shares; except that PMG X, the general partner of USVP X, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,239,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 45332Y109	13 G	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP X Affiliates Fund, L.P. (“USVP X AFF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
167,627 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have sole power to vote such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
167,627 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	167,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 45332Y109	13 G	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group X, L.L.C. (“PMG X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,407,371 shares, of which 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,407,371 shares, of which 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,407,371
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 45332Y109	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,741,162 shares, of which 333,791 shares are directly owned by Root, 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X with additional rights with respect to such shares, may be deemed to have sole voting power over such shares.
6	SHARED VOTING POWER 0 shares
7	SOLE DISPOSITIVE POWER
5,741,162 shares, of which 333,791 shares are directly owned by Root, 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X with additional rights with respect to such shares, may be deemed to have sole dispositive power over such shares.
8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,741,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 45332Y109	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 165,692 shares
6	SHARED VOTING POWER
		5,407,371 shares, of which 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, the sole managing partner of PMG X, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER
		5,573,063 shares, of which 165,692 shares are directly owned by Tansey, 5,239,744 are directly owned by USVP X and 167,627 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,573,063
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.4%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 45332Y109	13 G	Page 7 of 14

ITEM 1(A).	NAME OF ISSUER Inari Medical, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 9 Parker, Suite 100

Irvine, CA 92618

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by PMG X, USVP X, USVP X AFF, Root and Tansey. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP X and USVP X AFF. Root is a managing member of PMG X with additional rights with respect to such shares and may be deemed to have sole power to vote and dispose of the shares of the issuer directly owned by USVP X and USVP X AFF. Tansey is the managing partner of PMG X and may be deemed to have shared power to vote and sole power to dispose of shares of the issuer directly owned by USVP X and USVP X AFF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP USVP X and USVP X AFF are each a Delaware limited partnership. PMG X is a Delaware limited liability company. Root and Tansey are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock

CUSIP # 45332Y109

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 45332Y109	13 G	Page 8 of 14

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

* Percentages calculated using a denominator of 48,710,821 shares of Common Stock of the Issuer as of close of business on November 6, 2020 as reported by the Issuer in its 10-Q filed with the SEC on November 12, 2020.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each of USVP X, USVP X AFF and the limited liability company agreement of PMG X, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. 45332Y109	13 G	Page 9 of 14

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 45332Y109	13 G	Page 10 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

PRESIDIO MANAGEMENT GROUP X, L.L.C.
U.S. Venture Partners X, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

USVP X Affiliates, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

Jonathan D. Root CASEY M. TANSEY

By:	/s/ Dale Holladay Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*	By:	/s/ Dale Holladay Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 45332Y109	13 G	Page 11 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Power of Attorney	13

CUSIP NO. 45332Y109	13 G	Page 12 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Inari Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 9, 2021

PRESIDIO MANAGEMENT GROUP X, L.L.C.
U.S. Venture Partners X, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

USVP X Affiliates, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

Jonathan D. Root CASEY M. TANSEY

By:	/s/ Dale Holladay Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*	By:	/s/ Dale Holladay Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 45332Y109	13 G	Page 13 of 14

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Presidio Management Group X, L.L.C. or such other person or entity as is designated in writing by Dale Holladay (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates each of Casey Tansey, Dale Holladay and Kenji Yanagishita (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 2, 2018

Presidio Management Group X, L.L.C.		U.S. Venture Partners X, L.P.
By Presidio Management Group x, L.L.C.
By:	/s/ Casey M. Tansey	Its General Partner
Name: Casey M. Tansey
	Title: Managing Member	By:	/s/ Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

USVP X affiliates, L.P.
By Presidio Management Group x, L.L.C.
Its General Partner

		By:	/s/ Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

CUSIP NO. 45332Y109	13 G	Page 14 of 14

/s/ Irwin Federman	/s/ Casey M. Tansey
Irwin Federman	CASEY M. TANSEY

/s/ Steven M. Krausz	/s/ Jonathan D. Root
Steven M. Krausz	Jonathan D. Root

/s/ Paul Matteucci	/s/ Richard W. Lewis
Paul Matteucci	Richard W. Lewis